Greater China Media and Entertainment Corp.

10th Floor, Building A, Tongyongguoji Center	Telephone: 8610-5921.2222,
No. 3 Jianguomenwai Road,	1-604-685-3791
Chaoyang District, Beijing, China 100101                                                                          Fax:             8610-5921.2228
                                                         1-604-685-3781

April 4, 2008

Ms. Claire Erlanger, Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: Greater China Media & entertainment Corp.

 Form 10-KSB for the year ended Sept.30, 2007

 Filed January 15, 2008

 File No. 000-51781

Dear Ms. Claire:

In response to your letter of comments dated March 13, 2008, please be advised as follows:

Form 10-KSB for the year ended September 30, 2007

Audited Financial Statements

1. Q: Consolidated Balance Sheets
We note from your response to our prior comment 2 that you have disclosed your accounting policy for accounts receivable and the allowance for doubtful accounts in the Form 10-Q for the quarter ended December 31, 2007. Please revise future filings to include the amount, if any, of the allowance of doubtful accounts for each period in which a balance sheet is presented.

A: In our future filings, we will include the amount, if any, of the allowance for doubtful accounts for each period in which a balance sheet is presented.

2. Q: Note 10. Subsequent Event

We note from your response to our prior comment 10 that you have recorded the value of the shares issued to the consultants based on the closing price of the common stock on November 1, 2007, the date the shares were issued. Please clarify for us the vesting and forfeitable terms of these shares. Also, please tell us how you considered the guidance in EITF 96-18 in using a measurement date that is the earlier of the ate at which a performance commitment is reached (including consideration of a sufficiently large disincentive for nonperformance) or the date at which the consultant’s performance is complete. Additionally, please note that the fair value of any shares issued that have not yet been expensed, should be presented as an asset on the balance sheet, rather than as contra-equity account. See Issue 2 of EITF 96-18 and paragraph 74 of SFAS no. 123R.

A:  The 3,900,000 freely tradable shares are vested immediately on November 1, 2007 and there is no forfeitable term on the shares issued according to the Consultancy Service Agreement with the three consultants.

Paragraph 6 of EITF issues No.00-18 refers to the accounting by a grantor where fully vested, exercisable, non-forfeitable equity instruments are issued at the date the grantor and grantee enter into an agreement (which is our situation). It states "the grantor should recognize the equity instruments when they are issued" and "whether the corresponding cost is an immediate expense or a prepaid asset (or whether the debit should be characterized as contra-equity) depends on the specific facts and circumstances". In our case, we decided to characterize such cost as contra-equity instead of prepaid expenses. This decision was influenced by the fact that (1) capitalization of the $702,000 estimated fair value of the 3,900,000 shares at November 1, 2007 as prepaid expenses would have increased stockholders' equity at December 31, 2007 by 115% from $542,278 (as reported) to $1,166,278 and (2) GCME common stock trading volume (131,892 shares traded on the OTC Bulletin Board in October 2007) was relatively small compared to the 3,900,000 shares involved here.

Footnote 4 to paragraph 5 of SFAS No.123(R) states "An entity may need to recognize an asset…", it does not state "An entity shall recognize an asset…". Later in paragraph 5, it is stated "In some circumstances, the cost of services may be initially capitalized…". Indeed, page 907 of "Wiley GAAP 2007" (copy attached) states in part "others have recorded the fair value of the equity instruments as equity on the measurement date and record the offset either as an asset (future services receivable) or as a reduction of stockholders' equity (contra-equity).

Please advise if you wish us to change our accounting of this transaction under the circumstances.

The Company acknowledged the following:

-	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
-	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
-	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Note:

Chapter 18/Stockholders' Equity, Page 907

Consideration for future services. EITF 96-18 discusses the appropriate balance sheet presentation of arrangements where unvested. Forfeitable equity instruments are issued to an unrelated nonemployee (the counterparty) as consideration for future services. Per EITF Topic D-90, SEC staff has since addressed situations where the grantor is entitled to recover the specific consideration paid, plus a substantial mandatory penalty, as a minimum measure of damages for counterparty nonperformance. Fair value measurement under FAS 123(R) is required. In practice, however, it was found that some reporting entities have made no entries until performance occurs, while others have recorded the fair value of the equity instruments as equity at the measurement date and record the offset either as an asset (future services receivable) or as a reduction of stockholders' equity (contra equity).

The SEC staff believes that if the issuer receives a right to receive future services in exchange for unvested, forfeitable equity instruments, those equity instruments should be treated as unissued for accounting purposes until the future services are received (that is, the instruments are not considered issued until they vest). Consequently; there would be no recognition at the measurement date and no entry should be recorded. This does not apply to similar arrangements in which the issuer exchanges fully vested nonforfeitable equity instruments, as those types of arrangements are addressed in EITF 00-18.

Yours truly,
Greater China Media & entertainment Corp.
By:	/s/ Liu, XiaoLin
Name Liu, XiaoLin
Title Chief Financial Officer